AMENDMENT NO.4 TO SCHEDULE 13G
CUSIP No. 169657 10 3	13G	Page 1 of 23 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)1

ChipPAC, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

169657 10 3

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169657 10 3	13G	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON BAIN CAPITAL FUND VI, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,674,172 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 4,674,172 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,674,172 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.80%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169657 10 3	13G	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON BAIN CAPITAL PARTNERS VI, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None 6 SHARED VOTING POWER 4,674,172 (See Item 4) 7 SOLE DISPOSITIVE POWER None 8 SHARED DISPOSITIVE POWER 4,674,172 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,674,172 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.80%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169657 10 3	13G	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON BAIN CAPITAL INVESTORS, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None 6 SHARED VOTING POWER 5,957,019 (See Item 4) 7 SOLE DISPOSITIVE POWER None 8 SHARED DISPOSITIVE POWER 5,957,019 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,957,019 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.12%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169657 10 3	13G	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON BCIP ASSOCIATES II I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 652,444 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 652,444 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,444 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.67%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169657 10 3	13G	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON BCIP ASSOCIATES II-B I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 114,271 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 114,271 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,271 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169657 10 3	13G	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON BCIP ASSOCIATES II-C I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 242,832 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 242,832 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,832 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.25%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169657 10 3	13G	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON BCIP TRUST ASSOCIATES II I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 217,144 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 217,144 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,144 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.22%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169657 10 3	13G	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON BCIP TRUST ASSOCIATES II-B I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 56,156 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 56,156 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,156 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169657 10 3	13G	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON BAIN CAPITAL, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 183,334 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 183,334 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,334 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.19%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169657 10 3	13G	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON PEP INVESTMENTS PTY LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 19,426 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 19,426 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169657 10 3	13G	Page 12 of 23 Pages

1	NAME OF REPORTING PERSON SANKATY HIGH YIELD ASSET PARTNERS, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 131,461 (See Item 4) 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 131,461 (See Item 4) 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,461 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.14%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

Item 1(a).	Name of Issuer: ChipPAC, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

47400 Kato Road Fremont, California 94538

Item 2(a).

Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

	(i)	Bain Capital Fund VI, L.P. (“BCF-VI”), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Class A common stock, par value $.01 per share (the “Class A Common Stock”), of ChipPAC, Inc., a Delaware corporation (the “Company”);

	(ii)	Bain Capital Partners VI, L.P. (“BCP”), a Delaware limited partnership, as the sole general partner of BCF-VI;

	(iii)	BCIP Associates II (“BCIP”), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

	(iv)	BCIP Associates II-B (“BCIP-B”), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

	(v)	BCIP Associates II-C (“BCIP-C”), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

	(vi)	BCIP Trust Associates II (“BCIPT”), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

Page 13 of 23 Pages

	(vii)	BCIP Trust Associates II-B (“BCIPT-B”), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

	(viii)	Bain Capital Investors, LLC (“BCI”), a Delaware limited liability company, as the sole general partner of BCP and as the managing general partner of BCIP, BCIP-B, BCIP-C, BCIPT and BCIPT-B;

	(ix)	Bain Capital, LLC (“BCL”), a Delaware limited liability company, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

	(x)	PEP Investments Pty Limited (“PEP”) a New South Wales limited company, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

	(xi)	Sankaty High Yield Asset Partners, L.P. (“Sankaty”) a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock; and

BCF-VI, BCIP, BCIP-B, BCIP-C, BCIPT, BCIPT-B, BCL, PEP and Sankaty are collectively referred herein as the “Bain Investors”. The Bain Investors, BCP and BCI are collectively referred herein as the “Reporting Persons”. The Reporting Persons have entered into a (1) Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f) (1) under the Exchange Act and (2) Power of Attorney, a copy of which is filed with this statement as Exhibit B (which is incorporated herein by reference).

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the association with BCI, a management company. In general, the Bain Investors acquire and dispose of an issuer’s securities on the same terms and conditions and dispose of such securities in the same proportion. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons, other than PEP, is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199. The principal business address of PEP is Level 34, The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.

Page 14 of 23 Pages

Item 2(c).	Citizenship:

Each of the Bain Investors, other than PEP and BCL, is a partnership organized under the laws of the State of Delaware. BCL and BCI are limited liability companies organized under the laws of the State of Delaware. PEP is a New South Wales, Australia limited company.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $.01 per share.

Item 2(e).	CUSIP N0.: 169657 10 3

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

(a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of the date hereof, shared or sole power to vote or to direct the vote and shared or sole power to dispose or to direct the disposition of the Class A Common Stock as follows:

Bain Capital Fund VI, L.P. BCF-VI has the sole power to vote and to dispose of 4,674,172 shares of Class A Common Stock held by BCF-VI, constituting approximately 4.80% of the outstanding Class A Common Stock.

Bain Capital Partners VI, L.P. BCP, as the sole general partner of BCF-VI, may be deemed to have the shared power to vote and to dispose of 4,674,172 shares of Class A Common Stock held by BCF-VI, which constitutes approximately 4.80% of the outstanding Class A Common Stock. The filing of this Schedule 13G by BCP shall not be considered an admission that BCP is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by BCF-VI.

BCIP Associates II. BCIP has the sole power to vote and to dispose of 652,444 shares of Class A Common Stock held by BCIP, which constitutes approximately 0.67% of the outstanding Class A Common Stock.

Page 15 of 23 Pages

BCIP Associates II-B. BCIP-B has the sole power to vote and to dispose of 114,271 shares of Class A Common Stock held by BCIP-B, which constitutes approximately 0.12% of the outstanding Class A Common Stock.

BCIP Associates II-C. BCIP-C has the sole power to vote and to dispose of 242,832 shares of Class A Common Stock held by BCIP-C, which constitutes approximately 0.25% of the outstanding Class A Common Stock.

BCIP Trust Associates II. BCIPT has the sole power to vote and to dispose of 217,144 shares of Class A Common Stock held by BCIPT, which constitutes approximately 0.22% of the outstanding Class A Common Stock.

BCIP Trust Associates II-B. BCIPT-B has the sole power to vote and to dispose of 56,156 shares of Class A Common Stock held by BCIPT-B, which constitutes approximately 0.06% of the outstanding Class A Common Stock.

Bain Capital Investors, LLC. BCI, as the sole general partner of BCP and as the managing general partner of BCIP, BCIP-B, BCIP-C, BCIPT and BCIPT-B, may be deemed to have the shared power to vote and to dispose of 5,957,019 shares of Class A Common Stock held by BCF-VI, BCIP, BCIP-B, BCIP-C, BCIPT and BCIPT-B, which constitutes approximately 6.12% of the outstanding Class A Common Stock. The filing of this Schedule 13G by BCI shall not be considered an admission that BCI is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by BCF-VI, BCIP, BCIP-B, BCIP-C, BCIPT or BCIPT-B.

Bain Capital, LLC. BCL has the sole power to vote and to dispose of 183,334 shares of Class A Common Stock held by BCL, which constitutes approximately 0.19% of the outstanding Class A Common Stock.

PEP Investments Pty Limited. PEP has the sole power to vote and to dispose of 19,426 shares of Class A Common Stock held by PEP, which constitutes approximately 0.02% of the outstanding Class A Common Stock.

Sankaty High Yield Asset Partners, L.P. Sankaty has the sole power to vote and to dispose of 131,461 shares of Class A Common Stock held by Sankaty, which constitutes approximately 0.14% of the outstanding Class A Common Stock.

Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 97,303,421 shares of Class A Common Stock outstanding as of January 30, 2004. Each Reporting Person expressly disclaims beneficial ownership

Page 16 of 23 Pages

of any shares of Class A Common Stock beneficially owned by each other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Page 17 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2004

BAIN CAPITAL FUND VI, L.P.

By:	BAIN CAPITAL PARTNERS VI, L.P., its General Partner

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

BAIN CAPITAL PARTNERS VI, L.P.

By:	Bain Capital Investors, LLC its General Partner

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

BAIN CAPITAL INVESTORS, LLC

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

Page 18 of 23 Pages

BCIP ASSOCIATES II
BCIP ASSOCIATES II-B
BCIP ASSOCIATES II-C
BCIP TRUST ASSOCIATES II
BCIP TRUST ASSOCIATES II-B

By:	Bain Capital Investors, LLC

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

BAIN CAPITAL INVESTORS, LLC

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

BAIN CAPITAL, LLC

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

PEP INVESTMENTS PTY LIMITED

By:	Bain Capital Investors, LLC its Attorney-in-Fact

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC

By:	Sankaty Investors, LLC

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

Page 19 of 23 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2004	BAIN CAPITAL FUND VI, L.P.

	By:	BAIN CAPITAL PARTNERS VI, L.P., its General Partner

	By:	Bain Capital Investors, LLC its General Partner

	By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

BAIN CAPITAL PARTNERS VI, L.P.

	By:	Bain Capital Investors, LLC its General Partner

	By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

Page 20 of 23 Pages

BAIN CAPITAL INVESTORS, LLC

By:	/s/ Eva H. Davis

Name: Eva H. Davis Title: Attorney-in-Fact

BCIP ASSOCIATES II BCIP ASSOCIATES II-B BCIP ASSOCIATES II-C BCIP TRUST ASSOCIATES II BCIP TRUST ASSOCIATES II-B

By:	Bain Capital Investors, LLC their Managing General Partner

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

BAIN CAPITAL INVESTORS, LLC

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

BAIN CAPITAL, LLC

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

PEP INVESTMENTS PTY LIMITED

By:	Bain Capital Investors, LLC its Attorney-in-Fact

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC

By:	Sankaty Investors, LLC

By:	/s/ Eva H. Davis

Name: Eva H. Davis
Title: Attorney-in-Fact

Page 21 of 23 Pages

Exhibit B

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints each of Jeffrey C. Hammes, Dennis M. Myers and Eva H. Davis, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner of shares of common stock of ChipPAC, Inc., a Delaware corporation (the “Company”), any Schedule 13D or Schedule 13G, and any amendments, supplements or exhibits thereto (including any joint filing agreement), required to be filed by the undersigned under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”) and any Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G or Form 3, 4, or 5 and timely file such schedule or form with the United States Securities and Exchange Commission and any stock exchange or similar authority, including the NASDAQ National Market; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in- fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 or Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 13 or 16 of the Exchange Act with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

* * * * *

Page 22 of 23 Pages

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February, 2002.

Date: February 14, 2002	BAIN CAPITAL INVESTORS, LLC

	By:	/s/ Michael Goss

Name: Michael Goss
Title: Managing Director

BCIP ASSOCIATES II BCIP ASSOCIATES II-B BCIP ASSOCIATES II-C BCIP TRUST ASSOCIATES II BCIP TRUST ASSOCIATES II-B

	By:	Bain Capital Investors, LLC their Managing General Partner

	By:	/s/ Michael Goss

Name: Michael Goss
Title: Managing Director

	By:	BAIN CAPITAL INVESTORS, LLC

	By:	/s/ Michael Goss

Name: Michael Goss
Title: Managing Director

	By:	BAIN CAPITAL, LLC

	By:	/s/ Michael Goss

Name: Michael Goss
Title: Managing Director

	By:	PEP INVESTMENTS PTY LIMITED

	By:	Bain Capital Investors, LLC its Attorney-in-Fact

	By:	/s/ Michael Goss

Name: Michael Goss
Title: Managing Director

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February, 2004.

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC

By:	Sankaty Investors, LLC

By:	/s/ Michael Goss

Name: Michael Goss
Title: Managing Director

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